United States securities and exchange commission logo





                              July 7, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Corp.
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Hut 8 Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 13, 2023
                                                            File No. 333-269738

       Dear Asher Genoot:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. Please update the table of Currency and Exchange Rate Data provided after your prospectus cover page
for March 31, 2023.
       The Business Combination
       Certain Projected Financial Information Utilized by Hut 8's Financial Advisors, page 98

   2. We note your added disclosure of shared projections in response to comment 5, including your statements on
pages 99, 101 and 103 that the "summaries of these projections...are not intended to
influence any securityholder   s decision to vote or otherwise act in favor of
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         the Business Combination or any other proposal." Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the registration statement.
3. We note your disclosure on pages 100 and 104 regarding certain material assumptions
         made in arriving at Hut 8   s and New Hut's projected financial
information. Please address
         the following points in your next amendment or response:
             The financial projections assume that Hut 8   s North Bay site
would come back online
              in April 2023. Please expand your disclosure to clarify, if true, that this assumption was not met. In this regard, we note Hut 8's disclosure that the North Bay facility was not in operation as of the date of its MD&A for the three months ended March
              31, 2023, included as Exhibit 99.3 on Form 6-K dated May 11,
2023.
             You also disclose that the projections were based upon the assumption that all other
              Hut 8 mining sites would be operating and upon regionally available historic information for each site's cost of power assumptions. However, we note your disclosure on page 141 that the Drumheller site is currently operating at approximately 15% of its installed hashrate due to equipment failures caused by electrical issues, which have materially reduced operations, and that the "electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site." We also note your disclosure on Form 6-K dated June 9, 2023 that the repair and restoration of the Drumheller site's equipment continues, but progress in bringing the equipment back online has been slower than expected given frequent curtailments and hardware failures due to power surges.
              Considering (i) the materially reduced operations at the Drumheller site, (ii) the status of the North Bay site, as noted in the first bullet, and (iii) the material amount of time that has passed since these projections were prepared, please tell us whether the
              projections still reflect management   s views on future
performance and whether you
              intend to revise the forecasts to reflect the occurrence of future events. Please also address the substance of this comment with regards to USBTC's projected financial information, as disclosed on pages 101 - 103, to the extent applicable.
4.       As a related matter, we note your disclosure that Hut 8   s and New
Hut's financial
         projections assume that "Hut 8 will restart its yield enhancement program in the second half of 2023, putting 2,000 Bitcoin on loan at a 3.0% yield to generate additional
         income.    Please expand your disclosure, where appropriate, to
provide a materially
         complete description of the yield enhancement program and explain how the program will operate, including, without limitation, adding disclosure regarding:
             What the Bitcoin lending arrangements specifically entail, the material obligations of the parties, the duration thereof and the termination provisions;
             Any procedures for custodying the company   s Bitcoin lent
thereunder;
             How and when the 3.0% yield will be earned; and Identification of the prospective counterparties, if known.

         Also please revise to add separate risk factor disclosure for the risks attendant to your
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         plans to restart the yield enhancement program, including, without limitation, any related
         Bitcoin custody and counterparty risks and update your disclosure to address the substance of prior comments 18 and 19 in our letter dated March 23, 2023 in light of such plans, including under the subsection headed "Impact of Market Disruption" on page 142 and the related risk factor on page 40.
Accounting Treatment of the Business Combination, page 108

5. We acknowledge your response to comment 6. Please respond to the following:
             Tell us why your response assumes the acceleration of 887,230 USBTC options at the closing of the Transaction (595,864 options on combined basis). Tell us whether all compensation related to the accelerated vesting is included in pro forma adjustments given that this amount of shares is greater than those associated with comment 14 from our May 19, 2023 letter.
             For the USBTC options that are unvested and not included as share equivalents, please provide us with the vesting terms of those options.
             Tell us why you did not consider Hut 8's restricted stock units as share equivalents.
            Tell us the vesting terms of the restricted stock units, including specifically how many vest by quarter through the end of 2024. Tell us the attributes of the holders of the instruments (e.g., board members, executive management, etc.).
             For the June 30, and July 31, 2023 tables, tell us why you assume the issuance of
            1,638,412 shares of USBTC common stock prior to the closing of the Transaction
            (1,100,357 on a combined basis).
             Tell us the anticipated terms of each of the planned board of directors members.
            Explain whether there are any designated terms and the impact on your analysis of anyone expected to leave the board over the next two years.
             Tell us the status of any employment agreement negotiations for each of your identified executive officers. Tell us why no employment agreements with the identified executives have been negotiated prior to the completion of this transaction.
Information About Hut 8
Key Operating and Financial Indicators, page 140

6. Please respond to the following regarding Hut 8's presentation of Adjusted EBITDA in the table:
             Balance your tabular disclosure to include, with equal or greater prominence, the most comparable GAAP measure to Adjusted EBITDA. See Item 10(e)(1)(i)(A) of
              Regulation S-K and Question 102.10(a) of the Compliance and Disclosure
              Interpretations (CDI) on Non-GAAP Financial Measures.
             Tell us why it is appropriate to make adjustments for the gain on disposition of digital assets and revaluation loss (gain) of digital assets. Refer to the guidance in Item
              10(e)(ii)(B) as well as CDIs 100.01 and 100.04.
             Tell us the significant components of your adjustments in each period for one-time transaction costs.
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Information About USBTC
Custody Policy, page 151

7. Please revise your disclosure under the subsection headed "Custody Policy" to reconcile your statements in the:
             First paragraph that USBTC has previously used NYDIG to safeguard its Bitcoin and no longer holds any Bitcoin with NYDIG; and
             Seventh and eighth paragraphs that NYDIG serves as custodian for "certain of
             USBTC   s Bitcoin" and that "NYDIG holds USBTC   s Bitcoin in
trust for USBTC   s
             benefit."
Management's Discussion and Analysis of Financial Condition and Results of Operations of
USBTC
Key Operating and Financial Indicators, page 168

8. Your response to comment 11 told us that you made the requested revisions, however we continue to note that your presentation of Adjusted EBITDA is more prominent than your presentation of Net income (loss). That is, you present the measure of Adjusted
         EBITDA before you present Net income (loss) in the table. Following the table, you discuss Adjusted EBITDA prior to discussing Net income (loss). Revise so that your disclosure of Net income (loss) has equal or greater prominence than Adjusted EBITDA.
         See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Business Combination Transaction Adjustments, page 228

9. We acknowledge your response to comment 13. We note that Example 2 beginning at
         ASC 805-740-55-4 deals with acquired deferred tax assets and our comment relates to acquired deferred tax liabilities. Your use of the term "the Company" in your response appears to relate to USBTC. Please tell us whether there are any acquired deferred tax assets related to Hut 8 to offset, either partially or wholly, the deferred tax liability associated with the step-up in basis of cryptocurrencies held. In your response, clarify whether any deferred tax assets at Hut 8 are of the same character and in the same jurisdictions as this deferred tax liability.
Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 232

10. We acknowledge your response to comment 12. On page 232, the classification of Hut 8's impairment of long-lived assets in determining the operating loss is not consistent with the classification on page 225. Please revise the table in this note to remove the reclassification adjustment to be consistent with the presentation on page 225. Otherwise tell us why it is appropriate to reflect this impairment in other expenses for U.S. GAAP purposes and reference for us the authoritative literature you rely upon to support your
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         position.
11. We acknowledge your response to comment 17. Please respond to the following:
             Given that the balance of your cryptocurrencies are approximately $127.3 million as of March 31, 2023, tell us why you believe that this entire amount is reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of your business or would all be needed as a margin or buffer for meeting obligations within your ordinary operating cycle. We further note that there were no sales in 2022.
             Your response did not tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term. Also, we note from page 100, the disclosure that Hut 8 will restart its yield enhancement program in the second half of 2023 by putting 2,000 Bitcoin on loan at 3% yield to generate additional income. Please discuss the circumstances under which you would classify your cryptocurrencies as long-term and whether those on loan would qualify.
            Separately, tell us your anticipated accounting for your loans under the yield enhancement program and reference for us the authoritative literature you rely upon to support your position.
12. We acknowledge your response to comment 18. Please respond to the following:
             Tell us how the use of Coinmarketcap complies with IFRS, noting that
            Coinmarketcap is not itself a market where bitcoin and other cryptocurrencies are traded. To the extent you agree that Coinmarketcap is not Hut 8's principal market, identify that market for us, explain why and demonstrate to us whether the differences in valuation are material. Reference for us the authoritative literature you rely upon to support your accounting.
             In the conversion of the historical IFRS financial statements of Hut 8 into historical
            U.S. GAAP based financial statements, tell us the nature of the fair value determinations that used Coinbase as the principal market, as opposed to
            Coinmarketcap. That is, tell us whether the change includes the determination of fair value for all purposes related to the cryptocurrencies, such as revenue recognition, or only for some purposes, such as impairment testing and related expense recognition.
            Refer to ASC 820-10-35, including paragraphs 35-5 to 35-6C.
              o If the change was not applied to all fair value determinations, tell us why not and your consideration of why a presentation using different principal markets is consistent with U.S. GAAP.
              o Tell us why, with reference to IFRS 13 and ASC 820, the principal market determination for your historical IFRS financial statements would not be the same as that for your historical U.S. GAAP financial statements. Refer us to the differences you noted in your application of IFRS 13 vs. ASC
820.
              o Further, tell us why an adjustment to align accounting policies is appropriate in
                 Hut 8's historical financial statements. In this regard, provide us your analysis explaining whether a consolidated group must have a single principal market or whether different entities within that consolidated group can have different
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                     principal markets. Reference for us the authoritative literature you rely upon to support your position.
                 o As it appears from Note 3(iv)(a) on page 13 of the Hut 8 Mining Corp. financial statements filed as Exhibit 99.2 of its 2022 Form 40-F, that bitcoin mined is recorded at the fair value at the time of receipt (i.e., the closing price), tell us why there is no apparent U.S. GAAP adjustment to record bitcoin mined at fair value at contract inception.

13. We are still considering your response to prior comment 19 and may have further comments. In the interim, please address the following:
             On page 31 of your April 17, 2023 response to comment 56 of our letter dated March
            23, 2023 you indicate that contract inception would be each day when you decide to provide hash rate power to mining pools. Tell us more as to why you have daily contracts. In your response specifically tell us your consideration of Example 2 of
            Question 7 of the FASB Revenue Recognition Implementation Q&As given that you indicate on page 26 of your April 17, 2023 response that you can cancel the contract at any time without penalty. Tell us whether your pool operators can cancel the contract without penalty and, if so, why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.
             In determining your payment due under the FPPS or PPS+ payment methods indicated on page 30 of your April 17, 2023 response and, in terms of the related
            "shares" underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.
             Tell us whether you consider contract inception separately for each miner and explain your response.
Incorporation of Certain Information by Reference, page 242

14. The link underlying the reference to Hut 8's annual report on Form 40-F for the fiscal year ended December 31, 2022, filed by Hut 8 on March 9, 2023, goes to Hut 8's annual report on Form 40-F for the fiscal year ended December 31, 2021. In your next amendment, please correct this link.
USBTC Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency Mining, page F-18

15.      We acknowledge your response to comments 18 and 23 wherein you told us
         that USBTC   s principal market is Coinbase. Given your response that
USBTC sold all of
         its BTC through Genesis in the year ended June 30, 2022, please tell us how you
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         determined that Coinbase, and not Genesis, was the principal market for this period. Refer to ASC 820-10-35-5 to 35-6.
16. We are still considering your response to prior comment 23 and may have further comments. In the interim, please respond to the following:
             You disclose in this policy note that contracts begin when you provide computing power to the pool operator and have a duration of either an hour or a day. Tell us more as to why you have hourly or daily contracts. In your response specifically address the following:
              o Tell us your consideration of Example 2 of Question 7 of the FASB Revenue
                  Recognition Implementation Q&As given that you indicate that your contracts are terminable, without conditions or penalties, at any time by either party. Tell us why this Example 2, when coupled with the guidance in Example 1 of the same Question is not indicative of contracts shorter than one hour or one day given that there does not appear to be a stated term. If so, tell us what shorter period of time would represent contract duration.
              o Tell us in more detail about your determination of the timing of contract inception for any agreements with hourly payouts. Clarify for us whether hourly contracts are settled hourly and, regardless, whether you measure the fair value of bitcoin consideration at the beginning of each hourly period.
              o Tell us whether you consider contract inception separately for each miner and explain your response.
              o As previously requested, tell us how you perform the process to determine fair value at contract inception.
             In determining your payment due under the FPPS or PPS+ payment methods as disclosed in this policy note and, in terms of the related "shares" underlying these methods, tell us whether it is possible to provide computing power that does not result in valid shares. If so, tell us how.
             Tell us further about the requirement to offer discounts to your customers to incentivize them to use ViaBTC product offerings in your executed strategic co-
            operation agreement with ViaBTC as provided in Exhibit A to your April 17, 2023 response and explain the impact this agreement has on your revenue recognition and transaction price.
Note 13. Stockholders' Equity
Time-based restricted stock awards, page F-28

17. At the bottom of page F-28 you disclose the issuance of time-based restricted stock awards on January 5, 2023 with an estimated fair value of $0.026 per share. At the top of page F-29 you indicate that the fair value of common stock on December 31, 2022 was
         $0.26 per share. Further on the top of page F-31 you indicate that in January 2023 you repriced all outstanding stock options to $0.26 per share. Please tell us whether the $0.026 price on page F-28 is a typographical error and, in any regard, tell us why these awards were subsequently cancelled in February 2023.
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July 7, 2023
Page 8
Stock options, page F-30

18. You disclose on page F-31 that you repriced all outstanding stock options to $0.26 per share in January 2023. It is also apparent by comparing the change in the stock option table on page F-31 with the one provided in your previous amendment that you granted
         3,676,507 stock options during the quarter ended March 31, 2023 at an exercise price of
         $0.26 per share. It is also apparent that the fair value of your common stock is $6.41 per share based on the stock price of Hut 8 Mining Corp. on June 9, 2023 in your pro forma financial statements after applying the inherent transaction exchange ratios. This $6.41 per share value would imply a $21.52 per share value for your preferred stock if common stock is $0.26 per share. In order for us to fully understand the equity valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since April 1, 2022 through the date of your response. Please provide the following information separately for each equity issuance:
             The date of the transaction;
             The number of shares/options issued/granted;
             The exercise price or per share amount paid;
             Your fair value per share estimate and how the estimate was made; An explanation of how the fair value of convertible preferred stock and common
              stock relate, given the one-for-one conversion ratios;
             The identity of the recipient, indicating if the recipient was a related party;
             The nature and terms of any concurrent transactions; and The amount of any compensation element.

         Progressively bridge your fair value determinations to the current value inherent in your proposed transaction. Reconcile and explain (quantifying where possible) the events and circumstances that caused changes in your fair value estimates to the current implied value of common stock based on your proposed transaction.
Note 17. Subsequent Events
Investment in Fahrenheit LLC and Celsius Bankruptcy Bid, page F-32

19.     Please respond to the following:
            Tell us the names and relationships of the parties that formed / own the joint venture and the respective ownership percentages.
            Tell us how you plan to account for the transactions and why, citing the accounting
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            literature relied upon  and how you applied it.
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                  us whether the transaction is the acquisition of a significant business under
July 7, 2023Article
              Page 811 of Regulation S-X and explain why or why not. FirstName LastName
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Financial Statements of TZRC LLC
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency Mining, page F-76

20. We acknowledge your response to comment 29. Tell us how you determine when inception occurs for purposes of measuring the fair value under ASC 606-10-32-21.
       You may contact Kate Tillan at (202) 551-3604 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets